TWIN MINING CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in Canadian dollars)	Shares issued and subscribed
	Number of	Ascribed	Contibuted	Accumulated
	shares	value	Surplus	deficit	Total
			(note 6(b) & (c))

Balance, December 31, 2001	73,404,344	$44,964,961	$-	$(20,235,892)	$24,729,069

Issue of shares for cash
- at $0.50 per flow through share,
net of share issue costs	6,600,000	2,939,192	-		2,939,192
Issue of shares to Helix Resources Inc.	75,000	27,000	-		27,000
Loss for the year				(855,658)	(855,658)
Balance, December 31, 2002	80,079,344	$47,931,153	$-	$(21,091,550)	$26,839,603

Issue of shares for cash
- at $0.28 per flow through share,
net of share issue costs (note 6(d))	5,357,143	1,435,604	-		1,435,604
- at $0.30 per common share,
net of share issue costs (note 6(d))	616,667	178,331	-		178,331
- at $0.345 per common share,
net of share issue costs (note 6(d))	762,500	250,994	-		250,994
- at $0.33 per common share,
net of share issue costs (note 6(d))	3,000,000	944,533	-		944,533
Issue of shares to Helix Resources Inc.	105,000	42,000	-		42,000
Share issue costs in respect of
CEE renounced in prior years (note 7)	-	(3,039,138)			(3,039,138)
Loss for the year				(104,656)	(104,656)
Balance, December 31, 2003	89,920,654	$47,743,477	$-	$(21,196,206)	$26,547,271

Adoption of stock based compensation
(note 4)	-		646,145	(646,145)	-
Issue of shares for cash
- at $0.35 per common share,
net of share issue costs (note 6(d))	142,857	49,000	-		49,000
- at $0.315 per common share,
net of share issue costs (note 6(d))	1,905,000	596,675	-		596,675
- at $0.30 per common share,
net of share issue costs (note 6(d))	2,383,667	680,800	-		680,800
- at $0.22 per common share,
net of share issue costs (note 6(d))	15,891,364	2,973,906	-		2,973,906
- at $0.20 per common share,
net of share issue costs (note 6(d))	22,000,000	4,230,791	-		4,230,791
Issue of shares to Helix Resources Inc.	120,000	26,400	-		26,400
Share issue costs in respect of
CEE renounced in prior years (note 7)	-	263,712			263,712
Stock-based compensation (note 6(c))			19,430		19,430
Warrants expiring unexercised (note 6(b))		(26,393)	26,393		-
Loss for the year				(7,144,087)	(7,144,087)
Balance, December 31, 2004	132,363,542	$56,538,368	$691,968	$(28,986,438)	$28,243,898

The accompanying notes are an integral part of these consolidated financial statements